

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

April 21, 2009

Kenneth Haber
Chief Financial Officer
OM Group, Inc.
127 Public Square, 1500 Key Tower
Cleveland, Ohio 44114-1221

> **RE:** **OM Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 3, 2009**
> **File No. 1-12515**

Dear Mr. Haber:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Cover Page

2. It appears that you registered your stock purchase rights under Section 12(b) of the Exchange Act on a Form 8-A filed November 27, 1996. It also appears that these securities are still registered under Section 12(b). However, these securities are not listed on the cover page of the Form 10-K and the applicable certificate of designations is not filed as an exhibit to the form 10-K. Please advise or revise accordingly.

Item 1. Business, page 2

3. Please tell us and disclose the information required by Item 101(d)(1)(ii) of Regulation S-K. To the extent this information conforms with generally accepted accounting principles, you may include a cross-reference to the relevant portion of your financial statements.

Customers, page 6

4. Please tell us and disclose your sales arrangements with your customers. For example, do you enter into written agreements?

5. Please tell us and disclose the information required by Item 101(c)(1)(ix) of Regulation S-K, or advise us to why this disclosure is not required. In this regard, we note the disclosure in the second bullet point of the first risk factor on page 11.

Raw Materials, page 6

6. Please explain to us in greater detail and disclose the availability of unrefined cobalt. In this regard, please clarify whether price is the only factor impacting your supply of cobalt and the extent to which the agreement with Norilsk provides sufficient supplies of cobalt for your operations.

7. We note the disclosure regarding the GTL smelter. Please describe in greater detail the nature of the shutdown and the impact on your operations. Please also clarify the role of the GTL smelter in your supply chain.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 31

Debt and Other Financing Activities, page 32

8. We note your disclosure that you were in compliance with all of the covenants under the Revolver as of December 31, 2008. Please consider revising your filing

here and in your financial statement footnotes to disclose your material financial debt covenant computations for each period presented, along with a reconciliation to relevant GAAP amounts, as applicable. In doing so, please disclose both the covenant requirements and your computations demonstrating how you complied with the covenants for each period presented. Please also clarify in your disclosure whether you have met the conditions under the accordion feature, such that the additional $50 million is available to you. If not, please disclose which conditions have not been met and, to the extent they are a financial covenant, disclose the required amount/ratio and the actual amount/ratio, along with a reconciliation to GAAP amounts. Please also disclose the existence of any cross default provisions on any of your debt.

Contractual Obligations, page 33

9. Please include interest payments on your debt obligations as a separate line item in the table and disclose any assumptions used in a footnote to the table.

Critical Accounting Policies, page 34

Goodwill and Other Intangible Assets, page 34
Long-lived Assets, page 36

10. You have recognized goodwill charges during the year ended December 31, 2008. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and other intangible assets and long-lived assets, please consider disclosing the following:
   - Sufficient information to enable a reader to understand how you apply the discounted cash flow valuation technique in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analyses;
   - How you determine the applicable future growth rates, terminal values and weighted-average cost of capital used in your discounted cash flow valuation model;
   - How you determine the appropriate discount rates and attrition rates to apply in your intangible asset impairment analysis, as well as the appropriate discount rate and expected growth rates used in your long-lived assets impairment analysis;
   - A qualitative and quantitative description of the material assumptions used; and
   - If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets and long-lived assets in the current year have changed since the prior year, highlighting the impact of any changes.

Quantitative and Qualitative Disclosures about Market Risk, page 41

Market Risk, page 42

11. Please revise your disclosure to include a more robust discussion of your market risk as required by Item 305 of Regulation S-K. It appears that your current disclosure is incomplete.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 43

12. Please ensure that your Form 10-K includes signed opinions from your independent auditors, as well as a signed consent. Typically this is accomplished using an /s/ prior to their name, similar to your signatures section on page 96. Refer to Rule 2-02(a) of Regulation S-X and Item 601(b)(23)(ii) of Regulation S-K.

Statement of Consolidated Cash Flows, page 48

13. Your cash flow statement reflects proceeds from settlement of cobalt forward purchase contracts of $10.7 million in cash flows from investing activities. Given that the gain or loss associated with these cobalt forward purchase contracts were recorded in costs of products sold, please tell us how you determined that your settlement of these cobalt forward purchase contracts resulted in investing cash flows instead of operating cash flows. Refer to paragraphs 15 and 16 of SFAS 95.

Note 18. Reportable Segments and Geographic Information, page 82

14. Effective January 1, 2008, you reorganized your management structure and external reporting around two segments. As a result of this process, you are now reporting your operating results to the chief operating decision maker based on the two segments: Advanced Materials and Specialty Chemicals. It also appears that you have reclassified your Inorganics business and the DRC smelter operations from the previous Specialties segments to form the Advanced Materials segment. Please provide the following:

- Please explain to us the specific modifications made to your management structure and internal reporting process and the manner is which you manage your business. Your response should address whether there were also changes made as to who represented the chief operating decision maker per paragraph 12 of SFAS 131 as well as whether there were changes in the financial information given to the chief operating decision maker to make decisions about resources to be allocated and to assess performance.

- As disclosed on your website, you indicate that your business units include Advanced Organics, Advanced Materials, Electronic Chemicals, Compugraphics and Ultra Pure Chemicals. Please tell us whether your business units are your operating segments and if you aggregate your operating segments pursuant to paragraph 17 of SFAS 131. If your business units are not your operating segments, please tell us what your operating segments are and whether you aggregate these operating segments.

- Please tell us whether the chief operating decision maker and/or the Board of Directors receives information by business units or any other product line groupings, and if so, what is consists of.

Item 9A. Controls and Procedures, page 88

Changes in Internal Controls, page 88

15. We note the disclosure in the second paragraph that "[t]here were no other changes in the Company's internal control over financial reporting…" Please tell us whether remediation efforts described in the first paragraph represented a change in your internal control over financial reporting that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also comply with this comment in the future.

Item 15. Exhibits and Financial Statement Schedules, page 91

16. Please add your revolving credit agreement and the amendments thereto to the "10" series of exhibits. See Item 601 of Regulation S-K.

Exhibits 10.7 and 10.9-.11

17. We note your reliance on an order dated June 26, 1998, granting your request for confidential treatment so as to continue omitting portions of the above-captioned exhibits. Please advise us as to the expiration date of this order and, if it expired, whether you received an order extending the term of the original confidential treatment grant.

Exhibits 31.1 and 31.2

18. Please include the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) of your certifications. See Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A Filed on April 3, 2009

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

19. We note from your discussion of nonqualified deferred compensation on page 27 that you make contributions to the employee benefit plans of your named executive officers, among others. In addition, from footnote (5) to you summary compensation table on page 24, we note that you contributed $370,752 to Mr. Scaminace's defined contribution plan in 2008. Please tell us, with a view toward disclosure in future filings, how you determined the amounts to contribute to each of your named executive officers' deferred compensation accounts as well as how these contributions fit into your overall executive compensation scheme.

Means of Achieving Our Compensation Objectives, page 13

Target Total Direct Compensation, page 13

20. We note that your compensation committee retained a consultant to assist you in devising aspects of your executive compensation scheme. Please provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K with respect to this and any other compensation consultant you use. See Item 7(d) of Schedule 14A.

Elements of Direct Compensation, page 14

Annual Bonus, page 15

21. We note from the second full paragraph on page 16 that you "selected [annual bonus] weightings and bonus opportunities based upon competitive criteria…." Please disclose the "competitive criteria" you considered in determining the annual bonus weightings and opportunities that you make available to your named executive officers.

High Performance Bonus, page 17

22. We note the high performance bonus awarded to Mr. Scaminace in the form of stock options and restricted stock. Please describe in greater detail the circumstances surrounding your decision to award the high performance bonus in options and stock, rather than cash, and when that decision was made.

Summary Compensation Table, page 22

23. Please explain to us how you are reporting the numbers in the "Bonus" and the "Non-Equity Incentive Plan Compensation" columns. Please note that in

accordance with Item 402(c)(2)(iv) of Regulation S-K and the related instructions, as well as staff guidance, compensation reported in the "Bonus" column is of a discretionary nature and not payable pursuant to a plan. Refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Grants of Plan-Based Awards in 2008, page 25

24. We note that the high performance bonus awarded to Mr. Scaminace in the form of stock options and restricted stock is reported under the "Non-equity incentive plan" column. Please advise us as to why you categorized it in this manner when the award was made in the form of equity under the 2007 Incentive Compensation Plan. Refer to Item 402(a)(6)(iii) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Andy Schoeffler, Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief